Ulta Salon, Cosmetics & Fragrance, Inc.
1000 Remington Blvd.
Bolingbrook, IL 60440
Tel: (630) 410-4800

February 3, 2011
VIA EDGAR
Mr. Andrew Mew
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Ulta Salon, Cosmetics & Fragrance, Inc.
Form 10-K for the fiscal year ended January 30, 2010
Filed March 31, 2010
Forms 10-Q for the periods ended May 1, 2010, July 31, 2010, and October 30, 2010
Filed June 3, 2010, September 2, 2010, and December 2, 2010, respectively
Definitive Proxy Statement on Schedule 14A
Filed May 7, 2010
File No. 1-33764
Dear Mr. Mew:
     On behalf of Ulta Salon, Cosmetics & Fragrance, Inc. (“Ulta” or the “Company”), I am submitting our responses to the comment letter dated January 20, 2011 addressed to Mr. Carl Rubin, Ulta’s President and Chief Executive Officer. The comments in your letter are duplicated below and are followed immediately by the Company’s responses.
Form 10-K for the fiscal year ended January 30, 2010
Item 15. Exhibits and Financial Statement Schedules, page 46
Summary of significant accounting policies, page 55
1.	We read your response to comment five of our letter dated December 3, 2010. We note you do not believe that separate disclosure of salon services revenue would be beneficial to the readers of your financial statements. We do not concur with your conclusion. Please revise your future disclosure or advise us in detail why the readers of your financial statements would not find disclosure of the extent of services provided information useful or beneficial.
We will revise our future disclosure to include separate disclosure of salon services revenue for all periods presented.

Division of Corporate Finance
Securities and Exchange Commission
February 3, 2011

Self-insurance, page 58
2.	We read your response to comment 10 of our letter dated December 3, 2010. We believe the amounts charged to expense are significant and that you should include a tabular presentation of your reserve activity. Please confirm to us that you will present this information in future filings.
We confirm that we will include disclosure of the self insurance reserves and related expense in tabular form in future filings.
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In responding to the Division’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the Company’s responses, or if you require any additional information, please call me at (630) 410-4716.

Sincerely,

/s/ Robert S. Guttman

Robert S. Guttman
Senior Vice President, General Counsel & Secretary